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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                        HOTEL RESERVATIONS NETWORK, INC.

         --------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE

         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    441451101
              ----------------------------------------------------
                                 (CUSIP Number)

                                  March 1, 2000
              ----------------------------------------------------
              (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.          441451101
           -------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons

USA NETWORKS, INC.

     I.R.S. Identification Nos. of above persons (entities only):

USA NETWORKS, INC.: 59-2712887
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

DELAWARE
--------------------------------------------------------------------------------
  Number of    5.   Sole Voting Power             38,999,100

   Shares
               -----------------------------------------------------------------
Beneficially   6.   Shared Voting Power           0

  Owned by
               -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power        38,999,100

  Reporting
               -----------------------------------------------------------------
   Person      8.   Shared Dispositive Power      0

    With
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     38,999,100


--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [_]


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    70.61%


--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                             HC


--------------------------------------------------------------------------------


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ITEM 1

      1(a) Name of Issuer:

      HOTEL RESERVATIONS NETWORK, INC.

      1(b) Address of Issuer's Principal Executive Offices:

      8140 WALNUT HILL LANE, SUITE 800
      DALLAS, TEXAS 75231


ITEM 2

      2(a) Name of Person Filing:

      USA NETWORKS, INC. ("USAI")

      2(b) Address of Principal Business Office or, if none, Residence:

      152 WEST 57TH ST; NEW YORK, NY 10019

      2(c) Citizenship:

      DELAWARE

      2(d) Title of Class of Securities:

      CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, OF THE ISSUER (THE "COMMON STOCK").

      2(e) CUSIP Number:

      441451101


ITEM 3

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      a. [ ]  Broker or Dealer registered under Section 15 of the Act.

      b. [ ]  Bank as defined in Section 3(a)(6) of the Act.

      c. [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

      d. [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

      e. [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
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      h. [ ]  A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

      i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      j. [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      NOT APPLICABLE


ITEM 4.  OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned:

      AS OF DECEMBER 31, 2000, USAI MAY BE DEEMED TO BE A BENEFICIAL OWNER OF 38,999,100 SHARES OF THE COMMON STOCK. ALL OF SUCH SHARES ARE SHARES OF THE COMPANY'S CLASS B COMMON STOCK WHICH, AT THE OPTION OF THE HOLDER, MAY BE CONVERTED ON A ONE-TO-ONE BASIS INTO SHARES OF COMMON STOCK. USAI IS THE RECORD HOLDER OF SUCH 38,999,100 SHARES.

      (b)  Percent of class:                    70.61%
                                    ------------------------------

      (c)  Number of shares as to which USAI has:

           (i)    Sole power to vote or to direct the vote                      38,999,100
                                                                           --------------------

           (ii)   Shared power to vote or to direct the vote                         0
                                                                           --------------------

           (iii)  Sole power to dispose or to direct the disposition of         38,999,100
                                                                           --------------------

           (iv)   Shared power to dispose or to direct the disposition of            0
                                                                           --------------------

      USAI DOES NOT CURRENTLY POSSESS ANY RIGHTS TO ACQUIRE ADDITIONAL SHARES OF COMMON STOCK.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

      NOT APPLICABLE


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.



                                 NOT APPLICABLE
      --------------------------------------------------------------------

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
   SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.


                                 NOT APPLICABLE
      --------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


                                 NOT APPLICABLE
      --------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP


                                 NOT APPLICABLE
      --------------------------------------------------------------------


ITEM 10.  CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001         USA NETWORKS, INC.


                                By:  /s/ Julius Genachowski
                                   -----------------------------
                                   Julius Genachowski, Senior Vice President,
                                   General Counsel and Secretary